EXHIBIT 9

April 28, 2012

Board of Directors

Books-A-Million, Inc.

402 Industrial Lane

Birmingham, AL 35211

Dear Members of the Board:

I am pleased to submit on behalf of the Anderson family through Anderson BAMM Holdings, LLC this non-binding proposal to acquire all of the outstanding shares of the common stock of Books-A-Million, Inc. (the “Company”) at a cash purchase price of $3.05 per share (the “Proposal”), representing a premium of approximately 20% over the closing price on April 27, 2012 and 13% over the average closing price of the Company’s common stock for the past 90 trading days. Members of the Anderson family currently directly or indirectly control shares of stock representing approximately 53% of the common stock of the Company. We believe that this Proposal presents a unique and highly attractive opportunity for the public shareholders of the Company.

We anticipate that the acquisition would be in the form of a merger of the Company with a newly formed acquisition vehicle that the Anderson family would control. We would expect the Company’s management to remain in place following the merger along with the rest of the Company’s valued employees. The transaction would be financed through borrowings available under the Company’s existing credit line. This Proposal is conditioned on availability of sufficient funds under that credit line.

In response to the Proposal, we expect that you will establish a special committee of independent directors (the “Special Committee”) with its own nationally recognized legal and financial advisors to review the Proposal on behalf of the Company’s public shareholders. Unless the Special Committee recommends the transaction to the full Board of Directors, we do not intend to move forward with the transaction. Given our extensive knowledge of the Company and familiarity with its history, we believe that once the Special Committee and its advisors make such a recommendation we will be able to quickly negotiate and finalize a merger agreement. To this end, our willingness to proceed with the Proposal is conditioned on the Special Committee’s expeditious engagement with us regarding it and any subsequent negotiations. We would fully expect that the transactions under such a merger agreement would be conditioned upon the approval of the transaction by a majority of the shares of stock of the Company that are not directly or indirectly controlled by members of the Anderson family. Our Proposal assumes that the Company and the Special Committee do not spend more than $2 million in financial and legal advisory fees in connection with the transaction. Although we understand that it will be within the Special Committee’s discretion to determine the resources it will require to perform its duties, please be aware that our Proposal will be adjusted correspondingly if more than that amount is required.

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We are aware, of course, of ongoing changes to the overall market for book retailing as well as the unsuccessful process conducted in the past year with the help of the Company’s financial advisors to explore alternatives to maximize shareholder value, including the Anderson family interests, through a sale or merger of the Company. You should be aware that at this time we are interested only in acquiring the outstanding shares of the Company that we do not already own. We are not at this time interested in giving any renewed consideration to a sale of our shares in the Company to a third party or any merger or other strategic transaction involving any third party and do not intend to vote in our capacity as shareholders in favor of any such transaction. Nevertheless, I assure you that if the Special Committee, after consulting with its advisors, does not recommend this Proposal or the public shareholders of the Company do not approve the transaction after receiving the recommendation of the Special Committee, my relationship and that of Anderson BAMM Holdings, LLC with the Company would not be adversely affected.

In accordance with our legal obligations, we will be filing an amendment to our Schedule 13D, and will include a copy of this letter. I also believe it is appropriate for me to issue a press release regarding this Proposal before the markets open on Monday. A copy of the press release can be found attached.

We have retained Ropes & Gray LLP as our legal advisor and BDT & Company, LLC as our financial advisor in this matter.

I look forward to the opportunity to discuss the Proposal with the Special Committee and its advisors. Should you have any questions, please contact me.

Sincerely,

/s/ Clyde B. Anderson

Clyde B. Anderson

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